EXHIBIT 99.1

Alpha Compute Corp. (NASDAQ: ALP): $79.2M in Assets, $23M Projected Annual Revenue, GAMEE Acquisition Complete, and “Own Your Data” Campaign Launches Nationally

First Canadian GPU Cluster Live With 504 NVIDIA B200s; “Own Your Data” Campaign Airs on CNBC, Fox Business News, and Newsmax; GAMEE Brings 120 Million Users to Alpha Compute’s Sovereign AI Ecosystem

ROAD TOWN, TORTOLA, BRITISH VIRGIN ISLANDS, June 05, 2026 (GLOBE NEWSWIRE) -- Alpha Compute Corp. (Nasdaq: ALP) (“Alpha Compute” or the “Company”), a pioneering technology leader in AI GPU-as-a-Service (GPUaaS) and AI Confidential Compute, today provided a comprehensive business update covering operational, commercial, and financial progress for the period ended June 4, 2026.

The Company enters this reporting period with growing momentum across every dimension of its strategy: enterprise-grade GPU infrastructure is fully operational and revenue-generating, the “Own Your Data” brand campaign is live on three major financial networks (CNBC, FOX Business News, Newsmax), and the acquisition of GAMEE has added one of the world’s largest Telegram-native gaming platforms to Alpha Compute’s ecosystem. Collectively, these developments mark the Company’s transition from infrastructure buildout to operating scale.

As of the period ended June 4, 2026, Alpha Compute’s balance sheet (unaudited figures) reflects the cumulative impact of its GPU infrastructure deployments, the GAMEE acquisition closing, and ongoing capital formation activities:

Total Assets:  $79.2 million

Total Liabilities:  $44.4 million (including $34.4 million of GPU leases and data center leases)

Total Equity:  $34.8 million

Projected Annual Revenue (run-rate): $23 million

This balance sheet profile reflects the cumulative effect of the Company’s first GPU cluster deployment—ALPHA-01 in Canada.

REVENUE GROWTH

Revenue growth has been sharp. Alpha Compute entered Q1 2026 with approximately $30,000 in quarterly contracted revenue. Following the May 2026 closing of the $32.2 million, two-year off-take agreement with a leading frontier AI research laboratory—providing $16.1 million in Annual Recurring Revenue from a dedicated cluster of 504 NVIDIA B200 GPUs—the Company has projected annualized revenue run-rate of approximately $23 million.

GPU INFRASTRUCTURE: ALPHA-01 AND ALPHA-02 DEPLOYMENTS

Alpha Compute operates its GPU infrastructure under two flagship deployment programs:

  ALPHA-01 — Canada (Live): The Company’s inaugural enterprise-scale Blackwell cluster consists of 504 NVIDIA B200 GPUs and went live for its first enterprise customer in May 2026. The deployment is 100% powered by hydroelectric energy. Under the terms of the binding two-year off-take agreement, a leading frontier AI laboratory has reserved exclusive access to the cluster to accelerate its next-generation model development. The $7.5 million upfront reservation payment secured compute capacity through the full contract term.
  ALPHA-02 — Sweden (In Progress, 576 NVIDIA B200s): Alpha Compute’s second GPU deployment is in progress, which will add 576 NVIDIA B200 GPUs to its operational fleet once completed. Like ALPHA-01, this cluster is powered entirely by hydroelectric energy, consistent with the Company’s commitment to sustainable, renewable-powered AI infrastructure. Combined with ALPHA-01, Alpha Compute will operate over 1,000 Blackwell-generation GPUs across two facilities.

“This is a defining moment for Alpha Compute, confirming our belief that there is a massive global appetite for sovereign, specialized AI infrastructure. Finalizing a $32.2 million deal with a leading AI research firm is a testament to our technical excellence, our robust Canadian data center presence, and the trust our clients have in our enterprise-grade delivery. We are establishing the foundation for the future AI economy.” — Brittany Kaiser, Chief Executive Officer, Alpha Compute Corp.

“Our primary objective at Alpha Compute is the delivery of AI compute infrastructure to meet the needs of this rapidly expanding market. While hyperscalers prioritize massive-scale projects, our focus remains on edge computing and renewable energy to ensure a future that is both sustainable and secure. While the market price does not reflect our current value, we will continue to expand through revenue generation, asset accumulation and mergers and acquisitions.” — Enzo Villani, Executive Chairman and Chief Investment Officer, Alpha Compute Corp.

“OWN YOUR DATA” — NATIONAL MEDIA CAMPAIGN

Alpha Compute has launched “Own Your Data,” a national brand and awareness campaign airing during the NYSE and NASDAQ Market Opens and Market Closes on CNBC, Fox Business News, and Newsmax. The campaign represents a significant step in Alpha Compute’s effort to build public understanding of data sovereignty, digital surveillance, and the role of confidential computing in protecting individuals in the AI economy.

The campaign confronts an uncomfortable truth: the connected devices that furnish modern life—smart televisions, video doorbells, baby monitors, and home assistants—frequently function as if they can act less like products you own and more like data pipelines for the companies that made them. By reframing these devices as involuntary participants in mass data collection, Alpha Compute’s “Own Your Data” messaging challenges consumers to reconsider the trade-offs they have implicitly accepted in exchange for digital convenience.

The timing is deliberate. The campaign targets the investor community’s most-watched daily market events, reinforcing Alpha Compute’s identity as a public company at the intersection of AI infrastructure, data rights, and capital markets. The “Own Your Data” message resonates equally with enterprise clients evaluating confidential compute solutions and retail investors seeking exposure to sovereign AI infrastructure.

“Digital sovereignty is not a slogan. It is not a whitepaper. It is the precondition for a free society in the 21st century, and every century that follows. We are done renting our lives. Our data, our work, our images, our ideas—the ones and zeros that carry who we are—these belong to us.” — Brittany Kaiser,  “The Black Paper” — alphacompute.ai

GAMEE ACQUISITION — 120 MILLION USERS ENTER THE SOVEREIGN AI ECOSYSTEM

Alpha Compute has completed its majority acquisition of GAMEE, the mobile and Telegram-based gaming and digital rewards platform, bringing one of the world’s largest Telegram-native gaming communities into Alpha Compute’s sovereign AI infrastructure ecosystem. The transaction closed in May 2026 following the satisfaction of all applicable regulatory requirements and financial audit conditions.

Under the terms of the definitive agreement, Alpha Compute acquired a 60% controlling interest in GAMEE from Animoca Brands at an implied GAMEE valuation of $18 million. Founded in 2015, GAMEE has grown from a mobile gaming aggregator into one of the most widely used gaming platforms globally, with over 120 million registered users across its Telegram and mobile applications. GAMEE powers a proprietary digital rewards engine and has produced large-scale gaming experiences for global brands and intellectual properties including Azuki, NASA, Manchester City, and Mocaverse.

GAMEE brings strong financial momentum to Alpha Compute: the platform generated $3.5 million in revenue in 2025 and $926,000 in Q1 2026, with 2026 revenues expected to exceed 2025 levels.

The acquisition establishes Alpha Games, Alpha Compute’s new AI gaming division, which will be led by GAMEE’s founder Bozena Rezab as Executive Vice President. Integration priorities include:

  Merging GAMEE’s gaming distribution infrastructure with Alpha Compute’s Blackwell B200 and B300 GPU clusters, which power Telegram’s Cocoon AI confidential compute network.
  Launching Phase II agentic gameplay in Q4 2026, enabling users to connect or rent AI agents to participate in dedicated prize pools—accelerating mainstream adoption of AI agents in consumer gaming.
  Leveraging GAMEE’s 120 million users as a native deployment channel for Alpha Compute’s TEE-secured AI capabilities, making sovereign AI compute tangible at consumer scale.

STRATEGIC CONTEXT: SOVEREIGN INTELLIGENCE BY DESIGN

Alpha Compute completed its corporate rebrand from AlphaTON Capital Corp. to Alpha Compute Corp. on April 20, 2026, with shares now trading on the Nasdaq Capital Market under the ticker symbol “ALP.” The new name reflects the Company’s full strategic commitment to AI GPU-as-a-Service and confidential computing as the foundational infrastructure for the AI economy.

The Company’s operating thesis, articulated in “The Black Paper” published on alphacompute.ai, holds that digital sovereignty is the defining infrastructure challenge of the 21st century. As autonomous systems and frontier AI models reshape every layer of human and commercial activity, Alpha Compute’s mission is to build the hardware, firmware, and network layer that encodes sovereignty and data ownership as architectural guarantees—not policies subject to revision by intermediaries.

About Alpha Compute Corp.

Alpha Compute Corp. (Nasdaq: ALP) is a pioneering leader in AI GPU-as-a-service (GPUaaS) and AI Confidential Compute. Alpha Compute builds and operates businesses at the intersection of confidential computing, artificial intelligence, and decentralized AI. The Company’s GPU assets deliver privacy-preserving computation to partners and applications including Telegram, Animoca Brands, GAMEE, and Midnight Network. Alpha Compute is incorporated in the British Virgin Islands.

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This press release contains forward-looking statements within the meaning of applicable securities laws. All statements other than statements of historical fact, including those preceded by, followed by, or incorporating words such as "believes," "expects," "anticipates," "intends," "estimates," "plans," "may," "will," "potential," "continues," or similar expressions are forward-looking statements.

Forward-looking statements in this release include, without limitation: the expected timing and go-live dates for Alpha Compute's GPU cluster deployments; projected revenue from the Company's AI infrastructure buildout; anticipated benefits from the Company's confidential compute partnerships and infrastructure expansion; and the Company's broader business strategy and operational plans.

These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied, including: the timing and progress of the Company's strategic initiatives; reliance on third-party vendors and partners; the ability to secure additional financing; uncertainty around the Company's investments and legacy business; risks related to technology platforms and ecosystems; and general market and economic conditions. A more complete discussion of these risks is set forth under "Item 3 - Key Information - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended March 31, 2025, and in the Company's Forms 6-K filed with the Securities and Exchange Commission on September 3, 2025 and January 13, 2026.

Undue reliance should not be placed on these forward-looking statements. The forward-looking statements contained herein are made as of the date of this press release, and the Company undertakes no obligation to update or revise them publicly, except as required by law.

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